Exhibit 10.71
LICENSE, SUPPLY AND R&D AGREEMENT
by and among
LANDEC CORPORATION,
LANDEC AG, INC.
and
MONSANTO COMPANY
December 1, 2006

TABLE OF CONTENTS

1.	DEFINITIONS	- 1 -

2.	LICENSE GRANTS AND IP OWNERSHIP	- 5 -

	2.1. License Grants to Monsanto	- 5 -
	2.2. License Grants to Landec	- 8 -
	2.3. Retained Rights and Ownership	- 8 -

3.	ANNUAL PAYMENTS AND BUY-OUT OPTION	- 9 -

	3.1. Annual Payments	- 9 -
	3.2. Buy-Out Option	- 9 -
	3.3. Long-Term Supply	- 9 -
	3.4. Effects of Buy-Out	- 9 -
	3.5. Failure to Exercise the Buy-Out Option	- 11 -
	3.6. Undertakings Relating to Buy-Out Option	- 11 -

4.	SUPPLY OF LICENSED PRODUCT	- 12 -

	4.1. Supply Agreement	- 12 -
	4.2. Monsanto’s Responsibilities	- 13 -
	4.3. Landec’s Responsibilities	- 13 -
	4.4. Payment	- 14 -
	4.5. Records and Audit	- 15 -
	4.6. Sole Remedy	- 15 -
	4.7. Title	- 15 -

5.	SERVICES	- 15 -

	5.1. Operating Services	- 15 -
	5.2. Monsanto’s Support Services	- 17 -
	5.3. Sales Agency	- 17 -
	5.4. Costs of Services	- 18 -
	5.5. Records and Audit	- 20 -
	5.6. Workforce	- 20 -

6.	INTELLECTUAL PROPERTY	- 20 -

	6.1. Filing, Prosecution and Maintenance of Patent Rights	- 20 -

i

	6.2. Filing, Prosecution and Maintenance of Licensed Trademarks	- 23 -
	6.3. Enforcement of Patent Rights	- 23 -
	6.4. Defense of Third Party Infringement Action	- 25 -
	6.5. Patent Term Restoration	- 26 -

7.	CONFIDENTIALITY	- 27 -

	7.1. Confidential Information	- 27 -
	7.2. Exceptions	- 27 -
	7.3. Authorized Disclosure and Use	- 27 -
	7.4. SEC Filings and Other Disclosures	- 28 -
	7.5. Public Announcements	- 28 -

8.	REPRESENTATIONS, WARRANTIES AND COVENANTS	- 28 -

	8.1. Representations, Warranties and Covenants of Each Party	- 28 -
	8.2. Additional Representations, Warranties of Landec	- 29 -
	8.3. Representation by Legal Counsel	- 29 -
	8.4. No Inconsistent Agreements	- 29 -
	8.5. Warranty Disclaimer	- 30 -

9.	TERM AND TERMINATION	- 30 -

	9.1. Term	- 30 -
	9.2. Termination by Monsanto	- 30 -
	9.3. Termination for Cause	- 30 -
	9.4. Effects of Termination	- 31 -
	9.5. Survival of Certain Obligations	- 31 -

10.	INDEMNIFICATION	- 31 -

	10.1. Indemnification by Landec	- 31 -
	10.2. Indemnification by Monsanto	- 32 -
	10.3. Conditions to Indemnification	- 33 -
	10.4. Limitations of Indemnification	- 33 -
	10.5. Sole Remedy	- 34 -

11.	MISCELLANEOUS TERMS	- 34 -

	11.1. General Payment Terms	- 34 -
	11.2. Assignment	- 34 -

11.3. Amendment	- 35 -
11.4. Waiver	- 35 -
11.5. Governing Law and Jurisdiction	- 35 -
11.6. UN Convention on Contracts for Sale of Goods	- 35 -
11.7. Bankruptcy	- 35 -
11.8. Dispute Resolution	- 35 -
11.9. Descriptive Headings	- 36 -
11.10. Notices	- 36 -
11.11. Entire Agreement	- 38 -
11.12. Force Majeure	- 38 -
11.13. Severability	- 38 -
11.14. No Implied License	- 38 -
11.15. Basis of Bargain	- 38 -
11.16. Further Actions	- 39 -
11.17. Independent Contractors	- 39 -
11.18. Counterparts	- 39 -

EXHIBITS

Exhibit A	Licensed Patent Rights owned by Landec Corporation

Exhibit B	Licensed Patent Rights owned by Landec Ag

Exhibit C	Licensed Trademarks

Exhibit D	Direct Costs as of the Effective Date

Exhibit E	Form of Warranty and Disclaimer Language

LICENSE, SUPPLY AND R&D AGREEMENT
     This License, Supply and R&D Agreement (this “Agreement”) is entered into as of December 1, 2006 (the “Effective Date”), by and among LANDEC CORPORATION, a corporation organized and existing under the laws of the state of California (“Landec Corporation”), LANDEC AG, INC., a corporation organized and existing under the laws of the state of Delaware and a subsidiary of Landec Corporation (“Landec Ag,” and together with Landec Corporation, “Landec”), and MONSANTO COMPANY, a corporation organized and existing under the laws of the state of Delaware (together with its Affiliates referred to herein as “Monsanto”). Landec Corporation, Landec Ag and Monsanto may each be referred to herein individually as a “Party” and collectively as the “Parties.”
Background
     WHEREAS, Landec has developed and commercialized a broad technology and business, including proprietary technology, patents, technical know-how, trade secrets and other intellectual property rights, for seed coatings and coating-related processes, and systems designed to control and enhance germination and other seed performance characteristics, and the formulation, application and the use of such coatings, processes and systems, either alone or in combination with herbicides, fungicides, insecticides, nutrients and other additives (the foregoing collectively referred to as the “Intellicoat® Seed Coating Technology”);
     WHEREAS, Monsanto, an agricultural company, produces leading seed brands in large-acre crops like corn, cotton and oilseeds (soybeans and canola);
     WHEREAS, Monsanto desires to obtain, and Landec desires to grant to Monsanto, a non-exclusive license to Landec’s Intellicoat® Seed Coating Technology; and
     NOW THEREFORE, in consideration of the mutual promises and covenants set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
Agreement
1.	Definitions.
1.1.	“Affiliate” means, with respect to any person or entity, any other person or entity which controls, is controlled by or is under common control with such person or entity. A person or entity will be regarded as in control of another entity if it owns or controls more than fifty percent (50%) of the equity securities of the subject entity entitled to vote in the election of directors (or, in the case of an entity that is not a corporation, for the election of the corresponding managing authority).

1.2.	“Commercially Reasonable Efforts” means those efforts, activities, measures, and resources of a diligent Third Party active in a similar field as the Party under the obligation to make such efforts would consider to be commercially reasonable, feasible and viable to be performed, undertaken or made in or under the specific circumstances.
1.3.	“Confidential Information” means, with respect to each Party, proprietary data or information that belongs in whole or in part to such Party or information designated as Confidential Information of such Party hereunder, in all cases that, if disclosed in writing, is marked with the words “Confidential,” “Proprietary” or words of similar import and, if disclosed orally or visually, is described in reasonable detail in a written notice sent by the disclosing party to the receiving party within thirty (30) days of the oral or visual disclosure requesting that such information be treated as Confidential Information hereunder.

1.4.	“Control” or “Controlled” means, with respect to any (a) item of information, including, without limitation, Know-How, or (b) intellectual property or other right, the possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to grant to the other Party access or a license, sublicense or other right to or under such item or right without violating the terms of any agreement or other arrangements with any Third Party existing before or after the Effective Date.

1.5.	“Direct Costs” means the cost of all raw materials and contract manufacturing charges (including direct labor, but excluding the costs of Operating Services paid by Monsanto to Landec pursuant to Section 5.4) incurred by Landec in manufacturing and supplying Polymer or Formulation ordered by Monsanto.

1.6.	“Ex Works” has the meaning set forth in Incoterms 2000, ICC Official Rules for the Interpretation of Trade Terms, ICC Publication No. 560.

1.7.	“Field” means the treatment and coating of seeds, including without limitation, the seeds of alfalfa, canola, corn, cotton and soybean, and the use of such coated seeds.

1.8.	“Formulation” means agricultural seed coatings using the Polymer or derivatives thereof.

1.9.	“Governmental Authority” means any government or agency, instrumentality or other subdivision thereof, including courts and tribunals, and the states, provinces and other subdivisions thereof.

1.10.	“Improvement” means all Patent Rights and other intellectual property rights on any improvement to the Polymer or derivatives thereof, methods for applying the Polymer or derivatives thereof to seed, or preparation and use of the Formulation, whether or not patentable or copyrightable, which is recorded, developed, conceived of, created or reduced to practice during the performance of the Work Plan during the Term. Improvements will not include anything conducted outside the Work Plan even though conducted during the Term.

1.11.	“Incotec License Agreement” means that Non-Exclusive License Agreement dated February 14, 2003 by and between Landec Ag and Incotec International, BV.

1.12.	“Joint Improvement” means any and all Improvements created or conceived jointly by (a) Monsanto or any one or more of its Affiliates, agents, employees, subcontractors, Third Parties acting on their behalf or sublicensees and (b) Landec or any one or more of its Affiliates, agents, employees, subcontractors, Third Parties acting on their behalf or licensees, provided that either Party or both Parties may assist with or be involved in reduction to practice, during the performance of the Work Plan during the Term.

1.13.	“Know-How” means inventions, discoveries, data, information, processes, methods, techniques, materials, systems, formulations, design, expertise, technology, or research results, whether or not patentable or copyrightable.

1.14.	“Landec Improvements” means any and all Improvements created or conceived solely by Landec or any one or more of its Affiliates, agents, employees, subcontractors, Third Parties acting on their behalf, or licensees, provided that either Party or both Parties may assist with or be involved in reduction to practice during the performance of the Work Plan during the Term. All Landec Improvements relating exclusively to the Field will be solely owned by Landec Ag.

1.15.	“Laws” means laws, statutes, ordinances, rules, regulations, judgments or decrees administered, promulgated or issued by any Governmental Authority.

1.16.	“Licensed Know-How” means all Know-How developed by or on behalf of or acquired by, and in the possession or Control of, Landec, including Landec Improvements, which is necessary or useful to the manufacture, use or sale of Licensed Products, or otherwise relates to the Licensed Technology, except for any Know-How relating to the manufacture of Polymer.

1.17.	“Licensed Patent Rights” means (a) the Patent Rights referred to in Exhibit A and Exhibit B, (b) any Patent Rights claiming Landec Improvements, and (c) Patent Rights maturing from the aforementioned applications or maturing from applications in any country of the world that claim priority to any of such applications.

1.18.	“Licensed Product” means Polymer or Formulation that is made using the Licensed Technology.

1.19.	“Licensed Technology” means the Licensed Know-How, Landec Improvements, Joint Improvements and Licensed Patent Rights.

1.20.	“Licensed Trademarks” means those marks identified on Exhibit C,

including all registered, applied for and common law rights thereto and the goodwill associated therewith, and any foreign equivalent or representation thereof where Landec has the rights to such mark or acquires the rights to such mark during the Term.
1.21.	“Major Market Countries” means the United States, Canada, Japan, Germany, France, United Kingdom of Great Britain and the Netherlands.

1.22.	“Monsanto Improvements” means any and all Improvements created or conceived solely by Monsanto or any one or more of its Affiliates, agents, employees, subcontractors, Third Parties acting on their behalf or licensees, provided that either Party or both Parties may assist with or be involved in reduction to practice during the performance of the Work Plan during the Term. All Monsanto Improvements will be solely owned by Monsanto.

1.23.	“Patent Rights” means any and all rights under any and all (a) U.S. or foreign patents, (b) U.S. or foreign patent applications, including without limitation, all provisional applications, substitutions, continuations, continuations-in-part, divisional applications, renewals, and all patents granted thereon, (c) all patents-of-addition, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, supplementary protection certificates or he equivalent thereof, and (d) any other form of government-issued right substantially equivalent to any of the foregoing.

1.24.	“Polymer” means Landec’s temperature-sensitive polymer material.

1.25.	“Purchase Price” means 120% of Direct Costs, but excluding the costs of Operating Services paid by Monsanto to Landec Ag pursuant to Section 5.4, relating to the manufacture of Polymer ordered by Monsanto.

1.26.	“Territory” means worldwide.

1.27.	“Third Party” means any person or entity other than Landec Corporation, Landec Ag or Monsanto or their respective Affiliates.

1.28.	Additional Definitions. Each of the following definitions are found in the body of this Agreement as indicated:

Section
“AAA”	11.8.2
“Abandoning Party”	6.1.4.1
“Annual Payment”	3.1
“Annual Plan and Budget”	5.1
“Annual Supply Fee”	4.4.1
“Approved First Use”	2.1.3.5
“Buy-Out Fee”	3.2

Section
“Buy-Out Closing”	3.6
“Buy-Out Option”	3.2
“Controlling Party”	6.3.3
“Formulation and Manufacturing Services”	5.1.3
“Formulation License”	2.1.2
“General Administrative Services”	5.1.4
“Held Back Claims”	10.1.2
“Infringement Suit”	6.4
“Infringer”	6.3.1
“Landec Indemnified Party”	10.2
“Liability”	10.1.1
“Monsanto Indemnified Party”	10.1.1
“Operating Service(s)”	5
“Performance Claims”	10.1.1(b)
“Reduction Amount”	4.4.3.2
“Representatives”	11.8.1
“Research and Development Services”	5.1.2.1
“Responsible Party”	6.1.4.1
“Sales and Marketing Services”	5.3.2
“Specifications”	4.3.2
“Stock Purchase Agreement”	3.2
“Sued Party”	6.4
“Supply Term”	4.1.1
“Support Services”	5.2
“Term”	9.1
“Termination Fee”	9.2.1
“Total Relevant Sales”	5.3.3.2
“Trademark Documentation”	2.1.3.1
“Work Plan”	5.1.2.1
2.	License Grants and IP Ownership.
2.1.	License Grants to Monsanto. Except for the licenses granted by Landec Ag under the Incotec License Agreement:
2.1.1.	Patent and Know-How License. Subject to the terms and conditions of this Agreement, Landec hereby grants to Monsanto a co-exclusive license under the Licensed Technology to use, develop, market, distribute, sell, offer for sale, import and export Licensed Products for use in the Field during the Term in the Territory.

2.1.2.	Formulation License. Subject to the terms and conditions of this Agreement, Landec hereby grants to Monsanto a co-exclusive license under the Licensed Technology to make and have made Formulation for use in the Field during the Term in the Territory (the “Formulation

License”). Consistent with Section 4.1.2, Monsanto covenants to Landec that it will not exercise its rights under the Formulation License before the first anniversary of the Effective Date.
2.1.3.	Trademark License. Subject to the terms and conditions of this Agreement, Landec hereby grants to Monsanto a co-exclusive license to the Licensed Trademarks for use solely in connection with the marketing, promotion, distribution and sale of Licensed Products in the Field during the Term in the Territory.
2.1.3.1.	Trademark Use. Monsanto may use the Licensed Trademarks in or on all packaging, labels, promotional materials, marketing literature, seed tags and other materials in any medium directly or indirectly relating to the Licensed Products (“Trademark Documentation”). When using each of the Licensed Trademarks, Monsanto agrees to use a footnote in substantially the following form: [Licensed Trademark] is a [registered] trademark of [Landec] once on each piece of Trademark Documentation. Monsanto will not be required to utilize the Licensed Trademarks in connection with the Licensed Products and may, at its option, use other trademarks on the Licensed Products.

2.1.3.2.	Marking. Any use of a Licensed Trademark will be marked with an “®” if and when Landec has obtained registrations thereof in the Territory or portions thereof in which Licensed Products will be promoted, and will be marked with a “™” for trademarks and “SM” for service marks prior to such registration.

2.1.3.3.	Restrictions. Monsanto agrees that it will not use any Licensed Trademark: (a) as a corporate name, business name, domain name or trade name, (b) in a manner that would reasonably be expected to impair materially the validity, reputation, or distinctiveness of any of the Licensed Trademarks, or (c) in a manner that would reasonably be expected to impair materially Landec’s reputation. Monsanto also agrees that it will not challenge or diminish any of Landec’s rights in the Licensed Marks during the Term of this Agreement or apply to register in its name any of the Licensed Trademarks.

2.1.3.4.	Quality Control. Monsanto agrees that the Licensed Products bearing any Licensed Trademarks (which may, as deemed appropriate by Monsanto, be co-branded with Monsanto trademarks) will be sold and distributed in accordance with all applicable Laws and regulations, including those Laws and regulations pertaining to the proper use and designation of the Licensed Trademarks. Monsanto also agrees to (a) display the proper form of trademark notice associated with the Licensed Trademarks and (b) include, on any Licensed Product which bears a Licensed Trademark, a statement identifying Landec as the owner of such Licensed Trademark. Monsanto acknowledges and agrees that Landec is the sole and exclusive owner of all Licensed Trademarks. All goodwill associated with the Licensed Trademarks arising from any and all use of the Licensed Trademarks will inure to the sole benefit of Landec.
2.1.3.5.	Samples. Monsanto will provide to Landec for inspection all Trademark Documentation for the first Licensed Product that incorporates a Licensed Trademark or which will be marketed or distributed using a Licensed Trademark a reasonable time prior to the initial sale or distribution of such Licensed Product. Such Trademark Documentation will be sent to: Dr. Steven Bitler, Landec Corporation, Vice President, Corporate Technology, 3603 Haven Avenue, Menlo Park, CA 94025. Landec will have the right to make reasonable changes to the way the Licensed Trademark is used or appears in such Trademark Documentation, including, without limitation, changes in the color and font of the mark (the “Approved First Use”). Any required changes will be provided by Landec to Monsanto within twenty (20) business days of submission of the Trademark Documentation by Monsanto to Landec. Monsanto will thereafter provide Trademark Documentation for Licensed Products to Landec for Landec’s inspection and approval of the use of the Licensed Trademark only if Monsanto makes material changes to the Approved First Use. At Landec’s request, Monsanto will reasonably assist Landec in monitoring the use of the Licensed Trademarks by conducting an annual review with Landec of Monsanto’s use of the same. Monsanto will, at all times, comply with any trademark usage guidelines that may be provided by Landec, provided that, following the Approved First Use, Landec may not require any changes to any Trademark Documentation which has been prepared or produced by Monsanto and which is consistent with the Approved First Use. In the event of infringement of any of the Licensed Trademarks by any third party, Monsanto will cooperate and assist Landec in the enforcement of Landec’s rights therein.

2.1.3.6.	Non-Compliance. In the event that Monsanto fails to comply with the provisions of this Section 2.1.3, Landec may give written notice specifying the failure to comply. Unless Monsanto remedies its failure to comply within twenty (20) business days after receipt of such notice, Landec may terminate Monsanto’s rights solely under this Section 2.1.3 immediately upon written notice to Monsanto and Monsanto will cease to use any Licensed

Trademark in connection with the Licensed Products, provided however, that Monsanto will have ninety (90) days to sell off any existing inventory of Licensed Products bearing the Licensed Trademarks. Termination under this Section 2.1.3 will not terminate the licenses under Sections 2.1.1 and 2.1.2.
2.1.4.	Sublicensing. Monsanto may sublicense all or any portion of its rights and obligations under this Agreement only with the prior written approval of Landec, which approval will not be unreasonably withheld. Notwithstanding the foregoing, Monsanto will be free to grant sublicenses to all or any portion of its rights under this Agreement without Landec’s prior written consent to authorize its customers to use Formulation made by or on behalf of Monsanto.
2.2.	License Grants to Landec.
2.2.1.	In the Field. Subject to the terms and conditions of this Agreement, Monsanto hereby grants to Landec a non-exclusive, royalty-free license to exploit the Monsanto Improvements within the Field in the Territory solely to make and use (but not sell) Licensed Product, provided that Landec may sell Licensed Product that exploits the Monsanto Improvements at the direction of Monsanto pursuant to Section 5.3.1(b).

2.2.2.	Outside the Field. Subject to the terms and conditions of this Agreement, Monsanto hereby grants to Landec a non-exclusive license for all rights to use, develop, make, have made, market, distribute, sell, offer for sale, import, export and otherwise exploit the Monsanto Improvements outside the Field in the Territory. Landec will pay a reasonable royalty, as mutually agreed, to Monsanto on net sales of products for use solely outside the Field, which are covered by the Monsanto Improvements.
2.3.	Retained Rights and Ownership.
2.3.1.	Licensed Technology and Licensed Trademarks. Except for the licenses expressly granted under Section 2.1, Landec retains all right, title and interest in and to the Licensed Technology and Licensed Trademarks and, subject to Section 5.3.1, is free to use the Licensed Technology and Licensed Trademarks in the Field in the Territory. In addition to the foregoing, Landec is free to transfer, license, use and otherwise exploit the Licensed Technology and Licensed Trademarks outside the Field in the Territory.

2.3.2.	Monsanto Improvements. Except for the licenses expressly granted under Section 2.2, Monsanto retains all right, title and interest in and to the Monsanto Improvements and is free to transfer, license and otherwise exploit the Monsanto Improvements in the Territory.

2.3.3.	Joint Improvements. Subject to Sections 6.1.4 and 6.1.5, the Parties are joint owners of any Joint Improvements and will have the right to make, have made, use, develop, market, distribute, sell, offer for sale, import and export products covered by the Joint Improvements for use in all fields in the Territory without any compensation to the other Party. No right or license is conveyed by this Section 2.3.3 to any Patent Right other than those Patent Rights included within the Joint Improvements.
2.3.4.	Disclosure. By the end of each calendar quarter during the Term, Landec will disclose any material Landec Improvements promptly in writing to Monsanto and Monsanto will disclose any material Monsanto Improvements promptly in writing to Landec.
3.	Annual Payments and Buy-Out Option.
3.1.	Annual Payments. On January 31 of each year from 2007 through 2011, Monsanto will pay to Landec Ag two million five hundred thousand dollars ($2,500,000) (each, an “Annual Payment”). For the sake of clarity, at the end of the Term, Monsanto will have paid to Landec Ag the total amount of twelve million, five hundred thousand dollars ($12,500,000).

3.2.	Buy-Out Option. At any time during the period starting on the Effective Date and ending on the fifth anniversary of the Effective Date, Monsanto has the option to purchase one-hundred percent (100%) of the equity of Landec Ag (the “Buy-Out Option”) by paying eight million dollars ($8,000,000) (the “Buy-Out Fee”) to Landec Corporation. Monsanto may exercise the Buy-Out Option by providing written notice to both Landec Ag and Landec Corporation of its desire to exercise the Buy-Out Option. Upon Landec Corporation’s receipt of Monsanto’s notice, Landec Corporation and Monsanto will negotiate and enter into a Stock Purchase Agreement for the sale of Landec Ag to Monsanto on terms consistent with the provisions of this Agreement (the “Stock Purchase Agreement”).

3.3.	Long-Term Supply. To assist with Monsanto’s decision to exercise its Buy-Out Option, after the second anniversary of the Effective Date, the Parties will use good faith efforts to negotiate and agree upon the margin over Purchase Price that Monsanto will pay Landec to manufacture and supply Polymer to Monsanto pursuant to the supply agreement that the Parties will negotiate and enter into pursuant to Section 3.4.3 below if Monsanto exercises its Buy-Out Option.

3.4.	Effects of Buy-Out. If Monsanto elects to exercise its Buy-Out Option, then the following will occur upon the closing of the Stock Purchase Agreement for the sale of Landec Ag to Monsanto:
3.4.1.	Acceleration of Payments. Monsanto will pay to Landec Corporation any unpaid Annual Payments or Annual Supply Fees that would have otherwise been paid to Landec Ag during the Term of this Agreement.

3.4.2.	IP Ownership and Licenses.
3.4.2.1.	Monsanto will own (a) those Licensed Patent Rights that are owned by Landec Ag, including, without limitation, the Patent Rights listed on Exhibit B and (b) any Licensed Know-How and Licensed Trademarks owned by Landec Ag. Any license from Landec Ag to Monsanto pursuant to Section 2.1 will terminate.

3.4.2.2.	To the extent any Licensed Patent Rights including, without limitation, the Patent Rights listed on Exhibit A, or other items of Licensed Technology are owned by Landec Corporation and not Landec Ag, Landec Corporation will grant to Monsanto a perpetual, irrevocable, royalty-free, exclusive license under such Licensed Patent Rights and other items of Licensed Technology to use, develop, make, have made, market, distribute, sell, offer for sale, import and export Licensed Products for use in the Field in the Territory with the right to sublicense all or any portion of such Licensed Patent Rights for use in the Field in the Territory.

3.4.2.3.	To the extent any Licensed Trademarks are owned by Landec Corporation and not Landec Ag, Landec Corporation will grant to Monsanto a perpetual, irrevocable, royalty-free, exclusive, non-transferable license under such Licensed Trademarks for use solely in connection with the marketing, promotion, distribution and sale of Licensed Products in the Field in the Territory with the right to sublicense all or any portion of such Licensed Trademarks for use in the Field in the Territory.
3.4.3.	Supply of Polymer. The Parties’ obligations under Section 4 will terminate. Landec Corporation and Monsanto will negotiate and enter into a new supply agreement pursuant to which Monsanto will order and purchase from Landec its total requirement of Polymer and Landec will manufacture and sell to Monsanto an amount of Polymer equal to such total requirement during such term, provided that Landec (a) has the capability to meet Monsanto’s demand, (b) can manufacture Polymer in accordance with Specifications and (c) can provide Polymer to Monsanto at a price and on other terms that are competitive to the prices and other terms offered by other bona fide suppliers. Subject to any agreements reached during negotiations pursuant to Section 3.3 above, when negotiating the new supply agreement, Landec Corporation and Monsanto will agree upon a price for the Polymer, as well as a supply term. In addition, this supply agreement will provide that Landec will give priority to Monsanto over any other customers in allocating its Polymer production capability.

3.4.4.	Termination of Other Provisions. This Agreement will terminate in its entirety and Landec Corporation and Monsanto will have no further obligations under this Agreement, provided, however, that the following provisions of this Agreement will survive after the closing of the Stock Purchase Agreement for the sale of Landec Ag to Monsanto: Section 2.2 (License Grants to Landec), Section 3.4 (Effects of Buy-Out), Section 6 (Intellectual Property), Section 7 (Confidentiality), Section 8 (Representations, Warranties and Covenants), and Section 11 (Miscellaneous Terms).
3.5.	Failure to Exercise the Buy-Out Option. If Monsanto does not elect to exercise its Buy-Out Option within the time period described in Section 3.2 and does not otherwise terminate the Agreement, then upon expiration of the Term, Monsanto will be deemed to have terminated this Agreement pursuant to Section 9.2 and will pay to Landec Ag the Termination Fee (described in Section 9.2.1) on the last day of the Term.

3.6.	Undertakings Relating to Buy-Out Option. In order to preserve the value to Monsanto of the Buy-Out Option, Landec agrees as follows for the period of time after the Effective Date until (a) immediately prior to the closing of the Stock Purchase Agreement (the “Buy-Out Closing”) or (b) Monsanto decides not to exercise its Buy-Out Option:
3.6.1.	As of the date of the Buy-Out Closing, all of the Licensed Patent Rights listed on Exhibit B and Licensed Trademarks owned by Landec Ag will be owned free and clear of any liens or encumbrances, and will be registered in the name of Landec Ag.

3.6.2.	As of the date of the Buy-Out Closing, with the exception of the Incotec License Agreement, no third party will hold any licenses or sublicenses to any of the Licensed Patent Rights or Licensed Trademarks for use in the Field.

3.6.3.	Landec Ag will not transfer any of its material assets, except for transfers in the ordinary course of business which will not adversely affect the ability of Landec Ag to continue its operations; provided that, prior to the date of the Buy-Out Closing, Landec Ag may transfer all of its remaining cash to Landec Corporation, including the Annual Payments and Annual Supply Fees.

3.6.4.	As of the date of the Buy-Out Closing, Landec Ag will be free of any indebtedness, and its working capital (excluding cash) will be at a level consistent with similar seasonal periods in its prior fiscal years.

3.6.5.	Landec Ag will continue to conduct its business in the ordinary course, except for changes made pursuant to this Agreement, and will maintain its property in substantially the condition currently existing, normal wear and tear excepted.

3.6.6.	Landec Ag will preserve its corporate existence and good standing.

3.6.7.	Landec Ag will not change the overall character of its business, operations, activities or practices except as provided in this Agreement.

3.6.8.	As of the date of the Buy-Out Closing, Landec Ag will release any liens existing on any of its assets which would adversely affect the value of Landec Ag to Monsanto in any material respect.

3.6.9.	Except as provided in accordance with the Stock Purchase Agreement, Landec will not permit Landec Ag to issue any additional equity securities of any class, or any securities convertible into or exchangeable into any of its equity securities, and will not transfer any of the equity securities of Landec Ag to any other person (other than a transfer to an Affiliate of Landec which is expressly subject to the Buy-Out Option and subject to the other conditions set forth in this Section 3.6).

3.6.10.	Landec Ag will not enter into any agreements, or take any other actions, which would prevent Monsanto from exercising the Buy-Out Option or materially and adversely affect the value to Monsanto of Landec Ag upon exercise of the Buy-Out Option.
4.	Supply of Licensed Product.
4.1.	Supply Agreement.
4.1.1.	Polymer. Beginning on the Effective Date, until the end of the Term or such earlier time as (a) the sale of Landec Ag to Monsanto in accordance with Section 3.2 or (b) the early termination of this Agreement in accordance with Sections 9.2 or 9.3 (the “Supply Term”), Landec will manufacture and supply Polymer to Monsanto. During the Supply Term, Monsanto will order and purchase from Landec under the terms and conditions stated in this Section 4 its total requirement of Polymer and Landec will, under the terms and conditions stated in this Section 4, manufacture and sell to Monsanto an amount of Polymer equal to such total requirement.

4.1.2.	Formulation. For a period of one year from the Effective Date, Monsanto will order and purchase from Landec under the terms and conditions stated in this Section 4 its total requirement of Formulation and Landec will, under the terms and conditions stated in this Section 4, manufacture and sell to Monsanto an amount of Formulation equal to such total requirement and be responsible for the coating of seeds. At any time after the first anniversary of the Effective Date and during the Term, Monsanto has the option to (a) continue to order Formulation from Landec or (b) take over all manufacturing and production of Formulation and coating of seeds. The Parties agree that upon Monsanto’s request and at Monsanto’s sole expense, Landec will assist Monsanto in the transfer of manufacturing and production of Formulation and coating of seeds from Landec to

Monsanto in order to allow Monsanto to commence commercial production of Formulation at any time specified by Monsanto on or after such first anniversary. If so requested by Monsanto, Landec will sell to Monsanto any equipment required by Monsanto for such manufacturing and production which is no longer required by Landec, at a purchase price equal to the fair market value thereof.
4.2.	Monsanto’s Responsibilities.
4.2.1.	Forecasts. By the end of each calendar quarter during the Supply Term, Monsanto will provide a non-binding six (6) month rolling forecast of its expected requirements for Licensed Product. Within thirty (30) business days following receipt of each such forecast, Landec will advise Monsanto in writing whether it has the capability to provide such estimated requirements or, if not, the amount of Licensed Products it has the capability to provide. Landec will, in determining its capability to provide Monsanto’s forecasted requirements, give priority to Monsanto over any other Landec customers. If Landec does not provide such written advice to Monsanto within such thirty (30) business day period, Landec will be deemed to have confirmed that it has the required capability to provide Monsanto’s forecasted amounts.

4.2.2.	Purchase Orders. From time to time, Monsanto will issue purchase orders for Licensed Product. These purchase orders will be binding upon Monsanto at the time of issue, and will also be binding upon Landec to the extent the amount of Licensed Product requested in the purchase orders does not exceed Landec’s capability as referred to in Section 4.2.1 above. Monsanto will provide at least sixty (60) days lead time for Licensed Product orders up to a quantity of 20,000 pounds and a lead time of at least ninety (90) days for larger Licensed Product orders. Landec will consult with Monsanto if additional suppliers are required to meet Monsanto’s requirements.
4.3.	Landec’s Responsibilities.
4.3.1.	Raw Materials. Landec will be responsible for (a) obtaining all raw materials, ingredients and components required to manufacture and supply Licensed Product to Monsanto; and (b) supplying all other facilities, equipment, materials, shipping supplies and personnel necessary to manufacture and supply Licensed Product, provided, however, that Monsanto will pay for such costs incurred by Landec through payment of the Purchase Price for Licensed Product that it orders from Landec in accordance with Section 4.4.2.

4.3.2.	Specifications. Landec Ag will supply Licensed Product to Monsanto as so ordered and in accordance with the specifications that are mutually agreed to by Landec Ag and Monsanto during the Term (the “Specifications”). The Specifications may be modified or updated during the Supply Term as mutually agreed in writing by the Parties.

4.3.3.	Use of Third Parties. Landec is entitled to use one or more Third Parties to perform all or any part of the manufacturing of Licensed Product, including, but not limited to, the sourcing of raw materials, components and other items used in manufacturing Licensed Product. Landec will be responsible for ensuring that the performance by such Third Parties complies with the applicable provisions of this Agreement.
4.4.	Payment.
4.4.1.	Annual Supply Fee. On January 31 of each year from 2007 through 2011, Monsanto will pay to Landec Ag one hundred thousand dollars ($100,000) (the “Annual Supply Fee”). For the sake of clarity, at the end of the Supply Term (or earlier as provided by Section 3.4.1), Monsanto will have paid to Landec Ag the total amount of five hundred thousand dollars ($500,000) in Annual Supply Fees. In addition, if this Agreement is terminated early in accordance with Section 9.2 (or Section 9.3, if Landec terminates for cause), Monsanto will also owe the total amount of five hundred thousand dollars ($500,000) in Annual Supply Fees.

4.4.2.	Purchase Price. During the Supply Term, Monsanto will purchase Licensed Product from Landec Ag for the Purchase Price. Payment for amounts invoiced by Landec Ag will be due and payable by Monsanto to Landec Ag within thirty (30) days after the date of each such invoice.

4.4.3.	Adjustment in Purchase Price.
4.4.3.1.	Increase in Direct Costs. Landec will use Commercially Reasonable Efforts to avoid increases to its Direct Cost, and will consult with Monsanto in good faith, in advance, to discuss any anticipated material increases in Direct Costs and alternatives for avoiding or minimizing such increases. Subject to the foregoing, to the extent that Landec’s Direct Costs do increase during the Supply Term, such increase will be passed through to Monsanto by a corresponding increase in the Purchase Price.

4.4.3.2.	Decrease in Direct Costs. Landec will use Commercially Reasonable Efforts, in consultation with Monsanto, to reduce its Direct Costs. To the extent that Landec’s Direct Costs are reduced during the Supply Term from the Direct Costs existing on the Effective Date as set forth on Exhibit D (the “Reduction Amount”), such Reduction Amount will be allocated 70% to Monsanto and 30% to Landec. For example, if the Direct Costs of the Polymer were to decrease from $4.00 to $2.00, the Direct Costs used in the calculation of Purchase Price would be reduced from $4.00 to $2.60

4.5.	Records and Audit. Landec will maintain complete and accurate records which are relevant to the determination of the Purchase Price that Monsanto pays for Polymer under this Agreement. Such records will be open during reasonable business hours for a period of three (3) years from the creation of individual records for examination at Monsanto’s expense and not more often than once per year by an independent certified public accountant selected by Monsanto. Landec’s records and accounting information will be Confidential Information for purposes of Section 7 of this Agreement.

4.6.	Sole Remedy. Provided that Landec has used Commercially Reasonable Efforts to manufacture and supply Licensed Product in accordance with the Specifications, Landec’s sole liability and Monsanto’s sole remedy for any failure to manufacture and supply Licensed Product pursuant to Section 4 hereof will be that Landec will manufacture and supply replacement Licensed Product in accordance with the Specifications satisfactory to remedy such failure.

4.7.	Title. All right, title and interest in and to Licensed Product in the possession or control of Landec will at all times remain the sole property of Landec until delivery to Monsanto under this Agreement, Ex Works Landec facility, or such other facility that Landec designates from time to time.
5.	Services. During the Term of this Agreement, Landec will provide to Monsanto Research and Development Services, Formulation and Manufacturing Services and General Administrative Services as described in Sections 5.1.2, 5.1.3 and 5.1.4 below (each, an “Operating Service”) and Monsanto will provide to Landec certain Support Services and Sales and Marketing Services as described respectively in Sections 5.2 and 5.3.
5.1.	Operating Services.
5.1.1.	Annual Plan and Budget. Landec and Monsanto have agreed upon a financial plan and budget for Landec Ag for the first year of the Term, which reflects the budgeted costs of the Operating Services necessary to run the business as contemplated by the Parties. In connection with the annual review meetings referred to in Section 5.4.1.1, the Parties will review the prior year’s operations, and prepare and approve an updated financial plan and budget for the following year (the “Annual Plan and Budget”). The Annual Plan and Budget will also reflect capital expenditures contemplated to be made by Landec Ag.

5.1.2.	Research & Development Services.
5.1.2.1.	Work Plan. Landec will perform research, development, formulation, biological testing and technical support services in connection with the Licensed Technology within the Field

(“Research and Development Services”) in accordance with a mutually approved research and development work plan, which will be modified, amended and otherwise updated during the Term as mutually agreed by the Parties (the “Work Plan”). The Parties will create and mutually agree upon an initial Work Plan within sixty (60) days after the Effective Date. The initial Work Plan will describe the Research and Development Services to be performed by Landec and will reflect without limitation the following key areas: (a) development of Polymer and Formulation, (b) manufacturing of Licensed Products, including raw materials, coating processes and logistics, (c) seed testing needs (both for research and development and in support of production), (d) process engineering development and manufacturing support and (e) sales and marketing efforts. The Parties may update, amend, modify, extend or replace any Work Plan upon mutual agreement. If the Parties cannot mutually agree upon the initial Work Plan, any subsequent update, amendment, modification or extension of the initial Work Plan or new Work Plan, the Representatives will use good faith efforts pursuant to Section 11.8.1 to reach agreement.
5.1.2.2.	Review Meetings. At least once per calendar quarter when Landec is performing Research and Development Services pursuant to a Work Plan, at mutually agreeable times and locations, representatives of the Parties’ research and development teams and business development staff will meet either in person, by videoconference or by telephone to discuss the progress and results or outcomes of the Research and Development Services performed pursuant to the Work Plan and any necessary modifications, amendments or updates to the Work Plan.
5.1.3.	Formulation and Manufacturing Services. In addition to Landec’s responsibility to supply Licensed Product under the terms of Section 4 above, Landec will provide the following services to Monsanto (“Formulation and Manufacturing Services”): (a) Polymer and Formulation manufacturing support, (b) seed coating and treatment support, (c) manufacturing scale-up for Polymer, Formulation and seed coating, (d) testing and analysis associated with manufacturing Polymer, Formulation and coatings, (e) purchasing of raw materials, and (f) packaging and engineering support. The cost of Formulation and Manufacturing Services will include non-labor costs such as supplies, travel, communications, logistics cost of inventory and storage, and depreciation on equipment as more fully described in Section 5.4.1.4, as approved in the Annual Plan and Budget. At least once per year during the Term, Landec agrees to meet and work with representatives from Monsanto’s manufacturing group to discuss in good faith ways to lower the costs of the Formulation and Manufacturing Services.

5.1.4.	General Administrative Services. Landec will provide the following services to Monsanto (“General Administrative Services”) to support Landec Ag’s activities: (a) administrative, (b) accounting, including payroll, (c) information technology services and (d) prosecution and maintenance services for the Licensed Patent Rights and Licensed Trademarks.
5.2.	Monsanto’s Support Services. Monsanto will provide services to Landec Ag that are necessary to support Landec Ag’s operations and the production requested by Monsanto hereunder (“Support Services”), provided that Monsanto will have the right, after consultation with Landec, to determine the appropriate level of staffing and resources to be allocated to such services. Subject to the foregoing, such Support Services will include, without limitation, the following:
5.2.1.	field evaluation of current and new Licensed Products across several geographies;

5.2.2.	logistics support, including sourcing of raw materials, inventory control of work-in-progress and finished goods, and shipping and distribution services;

5.2.3.	environmental and regulatory support of Landec Ag’s lab, plant, polymer formulation and product activities; and

5.2.4.	analytical and engineering support.
5.3.	Sales Agency.
5.3.1.	Appointment. As of the Effective Date, Landec Ag designates and appoints Monsanto to act as its exclusive sales and marketing agent for the limited purpose of selling Licensed Products to Third Parties for use in the Field in the Territory; provided that Landec Ag will retain the right to sell Licensed Products directly under the Incotec License Agreement and to any Third Parties if (a) a customer requests a direct sale from Landec, (b) Monsanto requests that Landec make such direct sale, or (c) Monsanto elects, after consultation with Landec, not to develop and commercialize the Licensed Technology for a particular application in the Field. During the Term, Landec Ag will not appoint any Third Party other than Monsanto to act as its sales agent in respect of Licensed Products for use in the Field.

5.3.2.	Monsanto Responsibilities. Monsanto will be responsible for the sales program and for generating a marketing program for Licensed Products, including promotions, promotional activities, press releases and incentive programs (“Sales and Marketing Services”).

5.3.3.	Payment for Direct Sales.
5.3.3.1.	If Landec makes any direct sale of Licensed Products to Third Parties pursuant to Section 5.3.1 above, Landec will provide written notice of such direct sale to Monsanto within thirty (30) of such sale. On a quarterly basis, Landec Ag will pay to Monsanto thirty-five percent (35%) of the gross profit received from any direct sales to Third Party customers. For the sake of clarity, Landec will be responsible for the costs of the Polymer used in Licensed Products sold directly under Section 5.3.1 above.

5.3.3.2.	On or before August 31 of every year of the Term, the Parties will determine the total combined sales of Licensed Products in the Field by both Monsanto and Landec in the previous year (the “Total Relevant Sales”). To the extent that Landec’s direct sales of Licensed Products to Third Parties pursuant to Sections 5.3.1(a) and 5.3.1(c) above exceed twenty-five percent (25%) of the Total Relevant Sales, the Parties will negotiate in good faith how to fairly apportion between the Parties the costs of Operating Services necessary to run the business in the following year. For the avoidance of doubt, direct sales of Licensed Products to Third Parties pursuant to Section 5.3.1(b) above (i.e., direct sales made upon Monsanto’s request) will not be included in the calculation of Total Relevant Sales.
5.3.4.	Preexisting Agreements. Notwithstanding Section 5.3.3 above, Landec Ag will not owe any percentage of the gross profit received from direct sales of Licensed Product to Incotec International, B.V. under the Incotec License Agreement. The Incotec License Agreement will not be renewed, extended or otherwise amended without the advance written consent of Monsanto.

5.3.5.	Non-Solicitation. Monsanto agrees that during the Term of this Agreement, it will not, directly or indirectly, hire or attempt to hire any employee of Landec Corporation, Landec Ag or any of their respective Affiliates or encourage any such employee to terminate his or her relationship with Landec Corporation, Landec Ag or any of their respective Affiliates, without the prior written consent of Landec Corporation, provided that Monsanto may make employment offers to Landec Ag’s sales and marketing employees.
5.4.	Costs of Services.
5.4.1.	Operating Services. Monsanto is responsible for paying for all costs of the Operating Services provided by Landec Ag under this Agreement and detailed in the Annual Plan and Budget, subject to the following:

5.4.1.1.	On an annual basis, representatives of Landec will meet with senior management representatives of the manufacturing and commercial divisions of Monsanto to discuss the Annual Plan and Budget, and to consider how the Operating Services can be conducted in the most efficient and least costly manner. Such meetings will be scheduled a sufficient time prior to the commencement of each production season, which begins on June 1 of every year, to allow for implementation of any agreed changes to the Annual Plan and Budget.

5.4.1.2.	Monsanto will be responsible for payment of the first $10,000 of the annual cost of prosecuting and maintaining the Licensed Patent Rights and Licensed Trademarks, which will be included in the costs of the Operating Services. Any excess amount will not be included in the costs of the Operating Services and will be paid by Landec.

5.4.1.3.	Monsanto will not bear any costs of manufacture or production of Licensed Products for any Third Parties, or for the purchase of raw materials, or production of Licensed Products, in excess of amounts reasonably required to fulfill orders submitted by Monsanto pursuant to Section 4.2.2.

5.4.1.4.	Landec Ag will be responsible for any capital costs of replacing existing equipment and other existing assets required by Landec Ag for production of the Licensed Products and otherwise performing its obligations hereunder, and no capital expenditures related to such equipment or assets will be included in the costs of the Operating Services, provided that Landec Ag may account for the depreciation on such equipment and assets in the costs of Operating Services in accordance with past practices and United States generally accepted accounting principles. Any non-routine or special capital expenditures required as a result of any changes in the Specifications or in the manner of producing the Licensed Products, which are requested by Monsanto, will be paid for by Monsanto and recorded on Monsanto’s books. Any equipment or other assets purchased by such non-routine or special capital expenditures will be owned by Monsanto. For the avoidance of doubt, upon termination of this Agreement Monsanto will be entitled to remove such equipment or other assets from Landec’s facility and will be responsible for the costs of removing and shipping any such capital equipment or assets that are installed in Landec’s facility.

5.4.1.5.	If Landec reasonably incurs costs in performing its obligations hereunder that are not contemplated by the Annual Plan and Budget, the Parties will discuss such unplanned costs of the

Operating Services in the calendar quarter after such costs are incurred by Landec. If Landec used Commercially Reasonable Efforts in incurring such unplanned costs when providing Operating Services, Monsanto will not unreasonably withhold its agreement to pay for such unplanned costs.
5.4.2.	Invoicing and Payment. Landec Ag will invoice Monsanto quarterly for the costs of Operating Services and payments for such invoiced amounts will be due and payable by Monsanto to Landec Ag within thirty (30) days after the date of each such invoice.

5.4.3.	Other Services. Monsanto is also responsible for the costs it incurs in providing Support Services or Sales and Marketing Services.
5.5.	Records and Audit. Landec will maintain complete and accurate records which are relevant to the determination of the cost of the Operating Services provided by Landec to Monsanto under this Agreement. Such records will be open during reasonable business hours for a period of three (3) years from the creation of individual records for examination at Monsanto’s expense and not more often than once per year by an independent certified public accountant selected by Monsanto. Landec’s records and accounting information will be Confidential Information for purposes of Section 7 of this Agreement.

5.6.	Workforce. It is the current intention of the Parties that until the first anniversary of the Effective Date, there will be no reduction in Landec Ag’s employee workforce.
6.	Intellectual Property.
6.1.	Filing, Prosecution and Maintenance of Patent Rights.
6.1.1.	Licensed Patent Rights. Landec, through counsel of its choosing, will have primary responsibility for and control over obtaining, prosecuting (including any interferences, reissue proceedings and re-examinations), and maintaining throughout the world the Licensed Patent Rights in the Major Market Countries. In this regard, Landec will (a) file and prosecute patent applications to secure Patent Rights for the Licensed Patent Rights in the Major Market Countries, and (b) upon issuance, maintain such patents in full force in the Major Market Countries.

6.1.2.	Monsanto Improvements. Monsanto, through counsel of its choosing, will have primary responsibility for and control over obtaining, prosecuting (including any interferences, reissue proceedings and re-examinations), and maintaining throughout the world Patent Rights in Monsanto Improvements. In this regard, Monsanto will (a) file and prosecute patent applications to secure Patent Rights for the Monsanto Improvements in such countries in the Territory as determined by Monsanto in its sole discretion and (b) upon issuance, maintain such patents in full force in such countries. Monsanto will pay for the costs and expenses of prosecuting and maintaining Patent Rights in the Monsanto Improvements.
6.1.3.	Joint Improvements. Landec, through counsel reasonably acceptable to both Parties, will have primary responsibility for obtaining, prosecuting (including any interferences, reissue proceedings and re-examinations), and maintaining throughout the world any Patent Rights in Joint Improvements. In this regard, Landec will (a) file and prosecute patent applications to secure Patent Rights for the Joint Improvements in such countries in the Territory as mutually determined by Landec and Monsanto, (b) upon issuance, maintain such patents in full force in such countries and (c) keep Monsanto fully informed of all matters relating to prosecution of Patent Rights in Joint Improvements. Subject to Section 6.1.4 and 6.1.5 below, Landec and Monsanto will share equally the external expenses associated with the prosecution and maintenance of Patent Rights in the Joint Improvements.

6.1.4.	Election not to Continue Prosecution; Abandonment.
6.1.4.1.	Step-In Rights. If a Party with primary responsibility for prosecuting and maintaining certain Patent Rights (i.e., Landec Ag for Licensed Patent Rights and Patent Rights in Joint Improvements and Monsanto for Patent Rights in Monsanto Improvements) (the “Responsible Party”) elects (a) not to file and prosecute such Patent Rights in any Major Market Country or any other country of the Territory, as applicable or (b) not to continue the prosecution (including any interferences, oppositions, reissue proceedings and re-examinations) or maintenance of a Patent Right in a particular country in the Territory (the “Disinterested Party”), then the Disinterested Party will so notify the other Party promptly in writing of its intention in good time to enable the other Party to meet any deadlines by which an action must be taken to establish or preserve any such rights in such patent in such country. The Disinterested Party will permit the other Party, should the other Party choose to do so, at the other sole Party’s expense, to file for, or continue to prosecute, maintain or enforce, or otherwise pursue such Patent Rights in such country and the Disinterested Party will reasonably cooperate with the other Party in regard thereto.

6.1.4.2.	Ownership. (a) If the Disinterested Party is Landec, and Monsanto steps-in as the Responsible Party for prosecuting and maintaining the Licensed Patent Rights or Patent Rights in Joint Improvements, Landec agrees to assign to Monsanto all of its rights, title and interest in and to such Patent Rights. (b) If the

Disinterested Party is Monsanto, and Landec steps-in as the Responsible Party for prosecuting and maintaining the Patent Rights in the Monsanto Improvements, Monsanto agrees to assign to Landec all of its rights, title and interest in and to such Patent Rights. (c) Both Parties agree to execute and deliver such instruments and do such acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary to carry out the assignments in clauses (a) and (b) above.
6.1.5.	Patent Coverage in the Territory.
6.1.5.1.	Broadening Coverage. If Monsanto wants to expand patent coverage of the Licensed Patent Rights or Patent Rights in either Landec Improvements or Joint Improvements, or Landec wants to expand patent coverage of the Patent Rights in the Monsanto Improvements with respect to other countries in the Territory, the Parties will reasonably discuss taking such action. If the Responsible Party refuses to expand the patent coverage in the Territory as desired by the other Party, the Responsible Party will be considered an Disinterested Party with respect to such country and the terms of Section 6.1.4 will apply.

6.1.5.2.	Narrowing Coverage. Monsanto or Landec has the right to refuse to share the costs and expenses of the prosecution and maintenance of the Patent Rights in Joint Improvements. In the event that either Party is not interested in assuming the costs and expenses of the prosecution and maintenance of the Patent Rights in Joint Improvements, such Party will assign to the other Party all of its rights, title and interest in and to the Patent Rights in Joint Improvements for which it does not share such costs in accordance with Section 6.1.3.
6.1.6.	Communication. The Responsible Party will provide the other Party with copies of all official correspondence (including, but not limited to, applications, office actions, responses, etc.) relating to prosecution and maintenance of the any Patent Rights under this Agreement. The other Party may provide comments with respect to actions to be taken by the Responsible Party. The Responsible Party will give good faith consideration to the other Party’s comments, but it will be within the Responsible Party’s reasonable discretion whether to incorporate such comments into any prosecution response relating to such Patent Rights. In order to facilitate each Party’s rights to comment, the Responsible Party will provide copies of all such official correspondence and any proposed responses by such Responsible Party at least thirty (30) business days prior to any filing or response deadlines and the other Party will provide any comments promptly and in sufficient time to allow Responsible Party to meet applicable filing requirements. In no event will a Responsible Party be required to delay any submission, filing or response.

6.1.7.	Cooperation; Information Disclosure. Each Party will, and will cause its Affiliates to, cooperate fully in the preparation, filing, prosecution and maintenance of Patent Rights, including without limitation, (a) promptly disclosing and making available to the other Party all material information it Controls after it first develops, learns or first appreciates the significance of such information that is reasonably necessary for such other Party to perform its obligations under this Section 6, and (b) executing all papers and instruments so as to enable the other Party to perform its obligations under this Section 6. Each Party will provide to the other Party prompt notice as to all matters which come to its attention and which may affect the preparation, filing, prosecution or maintenance of any Patent Rights.
6.2.	Filing, Prosecution and Maintenance of Licensed Trademarks. Landec, through counsel of its choosing, will have primary responsibility for and control over obtaining, prosecuting and maintaining throughout the world the Licensed Trademarks. In the event that Monsanto wants to market Licensed Products in a country in the Territory in which Landec does not own a Licensed Trademark, the Parties will reasonably discuss filing for a Licensed Trademark in such country. If, after discussions, Landec does not file for a trademark in such country, Monsanto, at its sole expense, will have the right to do so on behalf of Landec. Any trademark obtained by Monsanto pursuant to this Section 6.2 will be owned by Landec, but considered a Licensed Trademark pursuant to which Monsanto has a license under Section 2.1.3.

6.3.	Enforcement of Patent Rights.
6.3.1.	Notification. Each Party will promptly report in writing to the other Party during the Term any known infringement or suspected infringement of any of the Licensed Patent Rights, Patent Rights in Landec Improvements, Monsanto Improvements or Joint Improvements, or Licensed Trademarks by a Third Party (an “Infringer”), and will provide the other Party with all available evidence supporting said infringement or suspected infringement, including without limitation, the identity of the Infringer and the alleged infringement complained of.

6.3.2.	Enforcement Within the Field. The Responsible Party (i.e., Landec Ag for Licensed Patent Rights, Patent Rights in Landec Improvements and Joint Improvements and Licensed Trademarks and Monsanto for Patent Rights in Monsanto Improvements) will have the first right, but not the obligation, to take any reasonable measures it deems appropriate to stop such infringing activities by an Infringer in any part of the Territory, including initiating or prosecuting an infringement or other appropriate suit or action against such Infringer. In the event the Responsible Party elects not to take action pursuant to this Section 6.3.2, the Responsible

Party will so notify the other Party promptly in writing of its intention in good time to enable the other Party to meet any deadlines by which an action must be taken to establish or preserve any enforcement rights and such other Party will have the right to take any such reasonable measures to stop such infringing activities by such Infringer. The Responsible Party will fully cooperate with the other Party in the event that the Responsible Party decides not to bring an infringement action. Such cooperation will include being a named party in any action brought by the other Party
6.3.3.	Procedures. Each Party will give the other Party sufficient advance notice of its intent to file any suit pursuant to Sections 6.3.2 and the reasons therefore and each Party will provide the other Party with an opportunity to make suggestions and comments regarding such filings, provided, however, that the commenting Party will provide any such comments promptly and sufficiently in advance of any filing dates to allow for consideration by the Party filing the suit (the “Controlling Party”), and further provided that it will be within the Controlling Party’s reasonable discretion whether to incorporate such suggestions or comments. The Parties will keep each other reasonably and timely informed of the status and progress of the litigation, including without limitation, furnishing copies of communications, pleadings, and other documents and keeping each Party informed of settlement efforts, and will obtain suggestions and strategy from the other Party, including during pre-trial motions and discovery, provided, however, that it will be within the Controlling Party’s reasonable discretion whether to incorporate such suggestions or comments, but further provided that the Controlling Party will not enter into any settlement without the prior written consent of the other Party (which consent will not unreasonably be withheld) if such settlement includes a finding or agreement that any Patent Right is invalid or unenforceable. The Controlling Party will have the sole and exclusive right to select counsel for any such suit and action and will pay all expenses of the suit, including, but not limited to, attorneys’ fees and court costs. Upon reasonable request by the Controlling Party, the other Party will give the Controlling Party all reasonable information and assistance in connection with such suit for infringement, including allowing the Controlling Party access to its files and documents and to its personnel who may have possession of relevant information and, if necessary, for the Controlling Party to prosecute any legal action, joining in the legal action as a party.

6.3.4.	Recovery. Any amounts recovered by either Party pursuant to Section 6.3.2, whether by settlement or judgment, will be used to reimburse the Parties for their reasonable costs and expenses (including attorneys fees) incurred in making such recovery (which amounts will be allocated pro rata if insufficient to cover the totality of such expenses), with any remainder being paid to the Controlling Party. The Controlling Party pursuing any action under Section 6.3.2 will bear all payments awarded against or agreed to be paid by such Party pursuant to such action, including any costs or expenses incurred that exceed the amounts recovered by such Party.

6.3.5.	Declaratory Judgments. Each Party will provide the other Party with immediate written notice of any declaratory judgment action or other claim or action brought by a Third Party in the Territory that alleges the invalidity, unenforceability or noninfringement of any Licensed Patent Right or any Patent Right in Landec Improvements, Monsanto Improvements or Joint Improvements. The Responsible Party will have the first right, but not the obligation, at its own expense, to defend the Patent Rights in any such declaratory judgment action. The Responsible Party will notify the other Party within fifteen (15) business days of receiving written notice of such declaratory judgment action as to whether it intends to defend such declaratory judgment action (or if appropriate such lesser period as is necessary so as to give the other Party a reasonable period in which to respond to such declaratory judgment action). If, after the expiration of such period, the Responsible Party has not notified the other Party of its intent to defend such declaratory judgment action, then the other Party will have the right, but not the obligation, to defend such declaratory judgment action, provided that the Responsible Party will fully cooperate with the other Party in the event that the Responsible Party decides not to defend such declaratory judgment action. Furthermore, the Responsible Party will bear all the expenses of such litigation. Neither Party will consent to the entry of any judgment or enter into any settlement with respect to such declaratory judgment action without the prior written consent of the other Party (which consent will not unreasonably be withheld) if such judgment or settlement includes a finding or agreement that any Patent Right is invalid or unenforceable, or would enjoin or grant other equitable relief against the other Party. Each Party will cooperate (including by executing any documents required to enable the other Party to participate in such litigation) with the other Party in the defense of any declaratory judgment action brought by a Third Party relating to the Patent Rights in accordance with this Section 6.3.5 and will have the right to consult with the other Party and to participate in and be represented by independent counsel in such litigation at its own expense.
6.4.	Defense of Third Party Infringement Action.
6.4.1.	Notice. In the event of any actual or threatened suit against a Party or the Affiliates or sublicensees of a Party (the “Sued Party”) alleging that commercialization of the Licensed Products in the Territory infringes or will infringe such Third Party’s Patent Rights (an “Infringement Suit”), the Sued Party will promptly give written notice of such Infringement Suit to the other Party.

6.4.2.	Landec’s Right to Defend. Landec will have the first right, but not the obligation, through counsel reasonably acceptable to Monsanto, to assume direction and control of the defense of claims arising from the practice of technology covered by the Licensed Patent Rights or Patent Rights in Landec Improvements and Joint Improvements, including the right to settle such claims, provided that (i) Landec will obtain the prior written consent of Monsanto to settle such claims, and (ii) to the extent Monsanto is a named party to the Infringement Suit, Monsanto may, upon written notice to Landec, assume at Monsanto’s cost its own defense of any claims against Monsanto in such suit, in which event Landec will have no authority to act on Monsanto’s behalf with respect to the defense of such claims.
6.4.3.	Monsanto’s Right to Defend. Monsanto will have the first right, but not the obligation, through counsel reasonably acceptable to Landec, to assume direction and control of the defense of claims arising from the practice of Monsanto Improvements, including the right to settle such claims, provided that (i) Monsanto will obtain the prior written consent of Landec (which consent will not unreasonably be withheld) if such settlement includes a finding or agreement that any Patent Right in a Monsanto Improvement is invalid or unenforceable or otherwise adversely affects Landec, and (ii) to the extent Landec is a named party to the Infringement Suit, Landec may, upon written notice to Monsanto, assume at Landec’s cost its own defense of any claims against Landec in such suit, in which event Monsanto will have no authority to act on Landec’s behalf with respect to the defense of such claims.

6.4.4.	Cooperation and Communication. Upon the other Party’s request and at the other Party’s expense, each Party will offer reasonable assistance in connection with the defense of an Infringement Suit. Each Party will keep the other Party reasonably and timely informed of the status and progress of the litigation and will provide the other Party with the opportunity to make suggestions and comments regarding such defense, provided, however, that the other Party will provide any such comments sufficiently in advance of any filing dates to allow for consideration by Party responsible for defending the Infringement Suit, and further provided that it will be within such responsible Party’s reasonable discretion whether to incorporate such suggestions or comments. If a Party notifies the other Party in writing that it does not wish to assume direction and control of defending an Infringement Suit pursuant to either Section 6.4.2 or 6.4.3, the other Party will have the right, but not the obligation to, at its sole cost and expense, to defend against such claims, provided, however, that such Party will obtain the written consent of the other Party prior to ceasing to defend, settling or otherwise compromising such claims.
6.5.	Patent Term Restoration. The Parties hereto will cooperate with each other in obtaining patent term restoration in the Territory where applicable to the Licensed Patent Rights related to any Licensed Product, including under 35

U.S.C. § 156. If elections with respect to obtaining such patent term restoration are to be made, Landec will make such election and Monsanto will abide by such election.
7.	Confidentiality.
7.1.	Confidential Information. Each Party will treat as confidential all Confidential Information of the other Party, will not use such Confidential Information except as set forth in this Agreement, and will use its best efforts not to disclose such Confidential Information to any Third Party. Without limiting the foregoing, each of the Parties will use at least the same degree of care which it uses to prevent the disclosure of its own Confidential Information of like importance to prevent the disclosure of Confidential Information disclosed to it by the other Party under this Agreement. Each Party will disclose Confidential Information of the other Party only to its directors, officers, employees, consultants and advisors who have a need to know such information in order for such Party to carry out the activities and transactions contemplated by this Agreement. Each Party will promptly notify the other Party of any actual or suspected misuse or unauthorized disclosure of the other Party’s Confidential Information.

7.2.	Exceptions. Notwithstanding the above, neither Party will have liability to the other with regard to any Confidential Information of the other which the receiving Party can prove:
7.2.1.	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

7.2.2.	became generally available to the public or otherwise part of the public domain after its disclosure or development, as the case may be, other than through any act or omission of the receiving Party;

7.2.3.	was known by the receiving Party, without restriction, at the time of disclosure by the disclosing party and the receiving party has documentary evidence to that effect;

7.2.4.	was disclosed to the receiving Party, without restriction, by a Third Party who had no obligation to the disclosing Party not to disclose such information to others; or

7.2.5.	was independently discovered or developed by or on behalf of the receiving Party without the use of any Confidential Information belonging to the disclosing Party and the receiving Party has documentary evidence to that effect.
7.3.	Authorized Disclosure and Use.
7.3.1.	Disclosure. Notwithstanding the foregoing provisions of Section 7.1, each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary to:

7.3.1.1.	file or prosecute patent applications as contemplated by this Agreement;

7.3.1.2.	prosecute or defend litigation; and

7.3.1.3.	comply with applicable Laws and regulations.
7.3.2.	Advanced Notice. In the event a Party will deem it reasonably necessary to disclose Confidential Information belonging to the other Party pursuant to Section 7.3.1 above, the disclosing Party will to the extent possible give reasonable advance notice of such disclosure to the other Party and take reasonable measures to ensure confidential treatment of such information.

7.3.3.	Use. Notwithstanding the foregoing provisions of Section 7.1, each Party will have the right to use the other Party’s Confidential Information in carrying out its responsibilities or exercising its rights under this Agreement, or as otherwise expressly authorized by this Agreement.
7.4.	SEC Filings and Other Disclosures. Either Party may disclose the terms of this Agreement (a) to the extent required, in the reasonable opinion of such Party’s legal counsel, to comply with applicable Laws, including, without limitation, the rules and regulations promulgated by the United States Securities and Exchange Commission and (b) in connection with a prospective acquisition, merger, financing or license for such Party, to prospective acquirers or merger candidates or to existing or potential investors or licensees, provided that prior to such disclosure each such candidate or investor will be agree in writing to be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Section 7. If a Party discloses this Agreement or any of the terms hereof in accordance with Section 7.4(a), such Party agrees, at its own expense, to seek confidential treatment of portions of this Agreement or such terms, as may be reasonably requested by the other Party.

7.5.	Public Announcements. The Parties agree that either Party may make a public announcement regarding this Agreement or concerning the subject of this Agreement, provided that the other Party has a chance to review and comment prior to the release of such public announcement.
8.	Representations, Warranties and Covenants.
8.1.	Representations, Warranties and Covenants of Each Party. Each of the Parties represents, warrants, and covenants to the other Parties as follows:
8.1.1.	It is a corporation or entity duly organized and validly existing under the laws of the state or other jurisdiction of its incorporation or formation.

8.1.2.	The execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite corporate action and does not require any shareholder action or approval.

8.1.3.	It has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

8.1.4.	The execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default under (i) the provisions of its charter or operative documents or bylaws; (ii) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound; or (iii) any applicable law, rule, regulation or permit.

8.1.5.	It will at all times comply with all material laws and regulations applicable to its activities under this Agreement.
8.2.	Additional Representations, Warranties of Landec. In addition to the representations, warranties and covenants made by Landec elsewhere in this Agreement, Landec hereby represents, warrants, and covenants to Monsanto that:
8.2.1.	Landec solely owns all right, title and interest in the Licensed Technology or otherwise has the right to grant the licenses granted hereunder and that Exhibits A and B are, to the best of Landec’s knowledge, complete and accurate as of the Effective Date.

8.2.2.	As of the Effective Date, the Licensed Patent Rights are existing and, to the best of Landec’s knowledge, are not invalid or unenforceable, in whole or in part.

8.2.3.	To the best of Landec’s knowledge, the practice of the Licensed Technology and the commercialization of any Licensed Product in the Field do not and will not infringe any issued patents or other intellectual property rights owned or possessed by any Third Party, and Landec has not received any charge, complaint, demand or notice alleging such infringement.
8.3.	Representation by Legal Counsel. Each Party hereto represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption will exist or be implied against the Party which drafted such terms and provisions.

8.4.	No Inconsistent Agreements. No Party has in effect and after the Effective Date no Party will enter into any oral or written agreement or arrangement that is or would be inconsistent with its obligations under this Agreement.

8.5.	Warranty Disclaimer. THE FOREGOING WARRANTIES OF LANDEC ARE IN LIEU OF ANY OTHER WARRANTIES, AND THE LICENSED TECHNOLOGY, POLYMER AND FORMULATION ARE PROVIDED TO MONSANTO “AS IS” AND WITHOUT ANY WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.
9.	Term and Termination.
9.1.	Term. If not earlier terminated as provided in this Section 9, the term of this Agreement (the “Term”) will be the five (5) year period commencing on the Effective Date.

9.2.	Termination by Monsanto. Monsanto may terminate this Agreement at any time during the Term, provided that Monsanto complies with the following conditions:
9.2.1.	Termination Fee. At the time of termination, Monsanto will pay four million dollars ($4,000,000) (the “Termination Fee”) to Landec Ag; and

9.2.2.	Annual Payments and Annual Supply Fees. Notwithstanding termination of this Agreement, Monsanto will continue to owe any remaining Annual Payments and Annual Supply Fees in accordance with the payment schedules set forth in Sections 3.1 and 4.4.1, respectively, provided, however, that Monsanto, at its election, may accelerate the payment schedules and pay to Landec Ag the total remaining Annual Payments and Annual Supply Fees upon the date of termination of this Agreement, and will accelerate such payment schedules upon exercise of the Buy-Out Option in accordance with Section 3.4.1.
9.3.	Termination for Cause. Either Party may terminate this Agreement at any time during the Term by giving written notice to the other Party in the event that the other Party commits a material breach of its obligations under this Agreement and such breach remains uncured for sixty (60) days, measured from the date written notice by certified carrier or equivalent of such breach is given to the breaching Party, provided, however, that if such breach is not susceptible of cure within the stated period and the breaching Party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional sixty (60) days. If the alleged breach relates to nonpayment of any amount due under this Agreement, the sixty (60) day cure period will be tolled pending resolution of any bona fide dispute between the Parties as to whether such payment is due. If Landec terminates this

Agreement under this Section 9.3 due to Monsanto’s uncured material breach, then on the date of termination, Monsanto will owe the Termination Fee and any remaining Annual Payments or Annual Supply Fees that would have been paid by Monsanto had this Agreement not been terminated by Landec under this Section 9.3. If Monsanto terminates this Agreement under this Section 9.3 due to Landec’s uncured material breach, then Monsanto will not be required to pay any Termination Fee or any remaining Annual Payments or Annual Supply Fees. Any dispute over what constitutes an uncured material breach by a Party will be resolved pursuant to the dispute resolution mechanisms under Section 11.8.
9.4.	Effects of Termination.
9.4.1.	Upon termination of this Agreement under Section 9.2 or 9.3, all rights and licenses granted by Landec to Monsanto hereunder will automatically terminate.

9.4.2.	Except as expressly provided herein, the termination of this Agreement will not relieve the Parties of any obligation accruing prior to termination. Any and all Confidential Information and materials provided pursuant to this Agreement will be promptly returned to the disclosing party or destroyed at the written request of the disclosing party.

9.4.3.	Upon termination of this Agreement for any reason, all sublicenses granted by Monsanto will terminate, although both Monsanto and its sublicensees may, after termination, sell Licensed Product in inventory at the time of termination.
9.5.	Survival of Certain Obligations. The following provisions of this Agreement will survive the termination of the Agreement: Section 2.2 (License Grants to Landec), Section 6 (Intellectual Property), Section 7 (Confidentiality), Section 8 (Representations, Warranties and Covenants, Section 9.4 (Effects of Termination), Section 9.5 and Section 11 (Miscellaneous Terms). Any expiration or early termination of this Agreement will be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement before termination.
10.	Indemnification.
10.1.	Indemnification by Landec.
10.1.1.	Subject to Section 10.3 below, until the end of the Term or such earlier time as (a) the sale of Landec Ag to Monsanto in accordance with Section 3.2 or (b) the early termination of this Agreement in accordance with Sections 9.2 or 9.3, Landec will indemnify, defend and hold harmless Monsanto and its directors, officers, employees and agents (each, a “Monsanto Indemnified Party”) from and against any and all liability, loss, damage, expense (including reasonable attorneys’ fees and expenses)

and cost (collectively, a “Liability”) that a Monsanto Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of:
(a) any claims of any nature by Third Parties to the extent arising out of the actual or alleged infringement or violation of any Third Party right by exploitation of the Licensed Technology in the manner contemplated by this Agreement; or

(b) any claims (or series of related claims) by Third Parties relating to or arising out of any alleged failure of, or deficiency in the Formulation performance (“Performance Claims”), subject to the limitations of Section 10.1.2 below; provided that Landec will only be responsible for indemnification under this Section 10.1.1(b) if (i) such Performance Claims relate to Licensed Product sold by Monsanto during the first year of the Term and (ii) when Monsanto sold Licensed Product to the Third Party making the Performance Claim, Monsanto used the same contractual limitation of liability and warranty disclaimer language as used by Landec when Landec sold Licensed Product prior to the Effective Date, the form of which appears on Exhibit E.

(c) the material breach by Landec of any of its representations, warranties or covenants set forth herein, except, in each case, to the extent caused by the gross negligence or willful misconduct of Monsanto or any Monsanto Indemnified Party.

10.1.2.	Notwithstanding Section 10.1.1, Landec’s obligations under Section 10.1 will not apply to any Liability to the extent it arises out of:

(a) specifications provided by Monsanto that are prepared without collaboration with Landec;

(b) modifications of any Licensed Technology at the request of Monsanto, which are not covered by Landec Improvements, or that materially alter the form or functionality thereof;

(c) any claims of any nature by Third Parties to the extent arising out of the actual or alleged infringement or violation of any Third Party right by Monsanto’s exploitation of the Monsanto Improvements; or

(d) combinations of any of the Licensed Technology by Monsanto with any product not provided by Landec, provided that such combination materially alters the form or function of the Licensed Technology or that such Liability arises out of or relates to the use of such non-Landec product (clauses (a), (b), (c), and (d) are herein collectively referred to as “Held Back Claims”).

10.2.	Indemnification by Monsanto. Subject to Section 10.3 below, until the end of the Term or such earlier time as (a) the sale of Landec Ag to Monsanto in accordance with Section 3.2 or (b) the early termination of this Agreement in accordance with Sections 9.2 or 9.3, Monsanto will indemnify, defend and hold harmless Landec and their respective directors, officers, employees and agents (each, a “Landec Indemnified Party”) from and against all Liabilities that a Landec Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of:
(a) any Held Back Claim; or
(b) any claims of any nature by Third Parties to the extent arising out of any Licensed Product sold by Monsanto, except to the extent that Monsanto is entitled to indemnification from Landec under Section 10.1 above.
(c) the material breach by Monsanto of any of its representations, warranties or covenants set forth herein, except, in each case, to the extent caused by the gross negligence or willful misconduct of Landec or any Landec Indemnified Party.
10.3.	Conditions to Indemnification. In any claim for defense or indemnification hereunder, the indemnified party must (a) give the indemnifying party prompt written notice of the applicable claim; (b) reasonably cooperate with the indemnifying party at the indemnifying party’s request and expense, in the defense or settlement of the claim; and (c) give the indemnifying party the right to control the defense or settlement of the claim, except that the indemnifying party will not enter into any settlement that adversely affects the indemnified party’s rights or obligations without the indemnified party’s proper express written consent, which will not be unreasonably withheld or delayed. The indemnified party may participate in the defense or settlement of any such claim at its own expense with counsel of its choosing. Notwithstanding the foregoing, any failure of the indemnified party to comply with the provisions of this Section 10.3 will not relieve the indemnifying party of any defense or indemnity obligations hereunder except to the extent that the indemnifying party is prejudiced by such failure.

10.4.	Limitations of Indemnification.
10.4.1.	Limitation of Obligations and Liability. Notwithstanding anything to the contrary, neither Landec nor Monsanto will be obligated to indemnify the other Party pursuant to Sections 10.1 or 10.2 above unless and until the total amount of losses incurred by the other Party exceeds two hundred and fifty thousand dollars ($250,000) (the “Threshold”) in the aggregate, at which time the indemnifying party will be responsible for all losses and not just those losses in excess of the Threshold. In no event will either Landec or Monsanto be liable under this Agreement for any amounts aggregating in excess of five million dollars ($5,000,000) (the “Cap”), provided, however, that (a) the Cap will not apply to any payments owed by Monsanto to Landec pursuant to this Agreement and (b) neither the Threshold nor the Cap will apply to Landec’s indemnification obligations under Section 10.1.1(b) to the extent there are Performance Claims during the first year of the Term.
10.4.2.	Incidental and Consequential Damages. NO PARTY WILL BE LIABLE UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY PUNITIVE, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR OTHER INDIRECT DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, EXCEPT IN CONNECTION WITH A BREACH OF SECTION 7 ABOVE OR FOR LIABILITY ARISING OUT OF A PARTY EXCEEDING THE SCOPE OF ANY LICENSE GRANTED TO SUCH PARTY HEREUNDER.
10.5.	Sole Remedy. The indemnification obligations under this Section 10 will be the indemnifying Party’s sole obligation and the indemnified Party’s sole remedy with respect to any breach of Section 8 or other event giving rise to indemnification hereunder.
11.	Miscellaneous Terms.
11.1.	General Payment Terms.
11.1.1.	Currency. All amounts payable and calculations hereunder will be in United States dollars.

11.1.2.	Wire Transfer. All payments by Monsanto to under this Agreement will be by wire transfer of immediately available funds in U.S. dollars to the bank account(s) designated in writing by Landec.

11.1.3.	Late Payments. If any payment due under this Agreement, including, without limitation, Annual Payments under Section 3.1, Annual Supply Fees under Section 4.4.1, invoiced amounts for the supply of Polymer under Section 4.4.2, or invoiced amounts for Operating Services under Section 5.4.1, is overdue by more than thirty (30) days, Monsanto will pay interest on such overdue amount at an annual percentage rate equal to the Prime Rate (as published in the “Money Rates” table of The Wall Street Journal on the due date) plus five percent (5%).
11.2.	Assignment. Neither this Agreement nor any interest hereunder will be assignable by either Party without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed. Notwithstanding the foregoing, a Party may make such an assignment without the other Party’s consent to Affiliates or to a successor to substantially all of the business of such Party to which this Agreement relates, whether pursuant to a merger, sale of stock, sale of assets or other transaction. This Agreement will be binding upon the successors and permitted assigns of the Parties and the name of a Party appearing herein will be deemed to include the names of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Agreement. Any assignment not in accordance with this Section 11.2 will be null and void.
11.3.	Amendment. No amendment, modification or supplement of any provision of this Agreement will be valid or effective unless made in writing and signed by a duly authorized officer of each Party.

11.4.	Waiver. No provision of the Agreement will be waived by any act, omission or knowledge of a Party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized officer of the waiving Party.

11.5.	Governing Law and Jurisdiction. This Agreement, the rights of the Parties and all claims arising under or in connection herewith, will be governed by and interpreted in accordance with the domestic substantive laws of the State of New York, without regard to any choice or conflict of law principles that would cause the application of the laws of any other jurisdiction, and will be subject to the exclusive jurisdiction of the State and Federal Courts located in New York, New York.

11.6.	UN Convention on Contracts for Sale of Goods. The parties expressly agree that the United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement.

11.7.	Bankruptcy. The Parties agree that the licenses granted hereunder are subject to Section 365(n) of the U.S. Bankruptcy Code.

11.8.	Dispute Resolution. Any disputes, other than disputes regarding the construction, validity or enforcement of patents (which disputes will be resolved by legal proceedings to be held subject to the requirements of Section 11.5 (Governing Law and Jurisdiction)), arising between the Parties relating to, arising out of or in any way connected with this Agreement or any term or condition hereof, or the performance by either Party of its obligations hereunder, whether before or after termination of this Agreement, will be resolved as follows:
11.8.1.	Senior Management. Within sixty (60) days after the request of any Party that reasonably believes the Parties have been unable to resolve a matter, the chief executive officer of Landec Corporation and the Executive Vice President – North America Commercial of Monsanto (or their designees) (the “Representatives”), will meet in person at a mutually acceptable time and location or by means of telephone or video conference to attempt to resolve the matter or negotiate a settlement.

11.8.2.	Arbitration. If the Representatives are not able to resolve the dispute within thirty (30) days of their first meeting or within such extended period as they agree upon, either Party may submit the matter to binding arbitration in accordance with this Section 11.8.2. Except as specified below, the arbitration will be conducted in accordance with the rules of, and under the auspices of, the American Arbitration Association (the “AAA”). The arbitration will be conducted by a single arbitrator with relevant technical expertise who is jointly selected by the Parties or, if the Parties cannot mutually agree, is selected by the AAA administrator and is not employed by and does not have a material financial relationship with, a Party or any of its Affiliates or sublicensees. The location of the arbitration will be in New York, New York. This Agreement will remain in effect pending completion of the proceedings brought under this Section 11.8.2. Within ten (10) business days after the arbitrator is selected, each Party will submit to the arbitrator that Party’s proposed resolution of the dispute and justification therefor. All arbitration proceedings must be completed within thirty (30) days after the arbitration is convened. The Parties hereby agree that the arbitrator has authority to issue rulings and orders regarding all procedural and evidentiary matters that the arbitrator deems reasonable and necessary with or without petition therefor by the Parties as well as the final ruling and judgment. Rulings will be issued by written order summarizing the arbitration proceedings. Any judgment or award by the arbitrator in any dispute will have the same force and effect as the final judgment of a court of competent jurisdiction. Nothing in this arbitration clause will prevent either Party from seeking a pre-award attachment of assets or preliminary relief to enforce its rights in intellectual property or confidentiality obligations under this Agreement, or to enjoin any event that might cause irreparable injury, in a court of competent jurisdiction prior to an award on the merits by the arbitrator.
11.9.	Descriptive Headings. The descriptive headings of this Agreement are for convenience only and will be of no force or effect in construing or interpreting any of the provisions of this Agreement.

11.10.	Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other will be in writing and delivered by hand or sent by nationally recognized overnight delivery service, prepaid registered or certified air mail, or by facsimile confirmed by prepaid, registered or certified mail letter, and will be deemed to have been properly served to the addressee upon receipt of such written communication, in any event to the following addresses:

     If to Landec Corporation, to:
3603 Haven Avenue
Menlo Park, CA 94025
Attention: Chief Financial Officer
Phone: (650) 306-1650
Fax: (650) 368-9818
     If to Landec Ag, to:
Natarajan Balachander, Ph.D.
Vice President, Research and Manufacturing
201 N. Michigan
Oxford, Indiana 47971
Phone: (765) 385-1000 ext. 101
Fax: (765) 385-0598
     With a copy to:
Ropes & Gray LLP
One Embarcadero Center Suite 2200
San Francisco, CA 94111-3627
Boston, MA 02110
Attn: Geoff Leonard, Esq.
Phone: 415-315-6300
Fax: 415-315-6350
     If to Monsanto, to:
Monsanto Company
800 N. Lindbergh Boulevard
St. Louis, Missouri 63167
Telephone: (314) 694-1000
Telecopier: (314) 694-6399
Attn: Vice President — Manufacturing
     With copy to:
Monsanto Company
800 N. Lindbergh Boulevard
St. Louis, Missouri 63167
Telephone: (314) 694-1000
Telecopier: (314) 694-6399
Attn: General Counsel’s Office
     With an additional copy to:
Bryan Cave LLP
One Metropolitan Square
211 N. Broadway, Suite 3600
St. Louis, Missouri 63102
Telephone: (314) 259-2455
Telecopier: (314) 259-2020
Attn: Denis P. McCusker

11.11.	Entire Agreement. This Agreement, together with all exhibits hereto, constitutes and contains the complete, final and exclusive understanding and agreement of the Parties and cancels and supersedes any and all prior negotiations, correspondence, understandings and agreements, whether oral or written, between the Parties respecting the subject matter hereof and thereof.

11.12.	Force Majeure. Except for obligations to make payments under this Agreement, neither Party will be liable to the other for delay or failure in the performance of the obligations on its part contained in this Agreement if and to the extent that such failure or delay is caused by acts of God, war, terrorism (actual or threatened), strikes, revolutions, lack or failure of transportation facilities, Laws or other causes that are beyond the reasonable control of such Party. A Party will notify the other Party promptly in the event any force majeure event arises, giving an indication of the likely extent and duration thereof, and will use all Commercially Reasonable Efforts to resume performance of its obligations as soon as practicable, provided, however, that neither Party will be required to settle any labor dispute or disturbance. In the event that a Party’s performance is suspended for more than six (6) months because of a Force Majeure Event, the Parties hereto will consult with each other to determine whether this Agreement should be modified. In no event will this Section 11.12 serve to extend the Term of this Agreement.

11.13.	Severability. If any clause or portion thereof in this Agreement is for any reason held to be invalid, illegal or unenforceable, the same will not affect any other portion of this Agreement, as it is the intent of the Parties that this Agreement will be construed in such fashion as to maintain its existence, validity and enforceability to the greatest extent possible. In any such event, this Agreement will be construed as if such clause of portion thereof had never been contained in this Agreement, and there will be deemed substituted therefore such provision as will most nearly carry out the intent of the Parties as expressed in this Agreement to the fullest extent permitted by applicable law.

11.14.	No Implied License. Each Party recognizes that except for the licenses expressly set forth in this Agreement, nothing in this Agreement will be construed as granting a license, whether by implication, operation of law or otherwise.

11.15.	Basis of Bargain. Each Party recognizes and agrees that the warranty disclaimers and liability and remedy limitations in this Agreement are material bargained for bases of this Agreement and that they have been taken into account and reflected in determining the consideration to be given by each Party under this Agreement and in the decision by each Party to enter into this Agreement.

11.16.	Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of the Agreement.

11.17.	Independent Contractors. Both Parties are independent contractors under this Agreement. With the exception of sales and marketing agency relationship created under Section 5.3, nothing herein contained will be deemed to create an employment, agency, joint venture or partnership relationship between the Parties hereto or any of their agents or employees, or any other legal arrangement that would impose liability upon one Party for the act or failure to act of the other Party. With the exception of sales and marketing agency relationship created under Section 5.3, neither Party will have any express or implied power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other Party, or to bind the other Party in any respect whatsoever.

11.18.	Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each of which need not contain the signature of more than one Party, but all such counterparts taken together will constitute one and the same agreement.
[Signature page follows.]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first set forth above.

Landec Corporation		Monsanto Company

By:	/s/ Gary T. Steele	By:	/s/ Michael DeMarco

	(Signature)		(Signature)

Name:	Gary T. Steele	Name:	Michael DeMarco
Title:	President and Chief Executive Officer	Title:	Authorized Person

Landec Ag, Inc.

By:	/s/ Thomas Crowley

(Signature)

Name:	Thomas Crowley
Title:	President and Chief Executive Officer